February 26, 2014	Writer’s Direct Contact
+1 (212) 468.8179
apinedo@mofo.com

Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Vaulted Gold Bullion Trust
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted January 15, 2014
CIK No. 0001593812

Dear Mr. Dang:

On behalf of our clients, the Bank of Montreal and the Vaulted Gold Bullion Trust (the “Trust”), we are concurrently herewith filing with the Securities and Exchange Commission (the “Commission”) above-referenced registration statement (the “Registration Statement”).  The Registration Statement incorporates responses to the comments transmitted by the Staff to us on February 7, 2014 to Amendment No. 1 to the draft registration statement submitted for the Staff’s confidential review on January 15, 2014.  Below, we identify in bold the SEC Staff’s comment and note in regular type our response.  Page number references in our responses refer to the Registration Statement.

General

1.
We note your response to comment 5 in our letter dated January 6, 2014, where you state that the trust will not have any directors, officers, or employees.  Please provide the disclosure required by Item 401 of Regulation S-K for the employees of Bank of Montreal that will perform policy making functions for the Trust or advise.

The trust has been formed in order to issue the depositary receipts (referred to in the Registration Statement as the “Gold Deposit Receipts”).  The trust will have no ongoing business or operations and will not be subject to active management.  The trustee of the trust will have only ministerial responsibilities in respect of the trust.  As we disclose in the Registration Statement, Bank of Montreal is the sponsor of the trust.  Bank of Montreal will not exercise any control over the trust and employees of Bank of Montreal will not take any actions on behalf of the trust.

February 26, 2014
Page Two

2.
We note your response to comment 6.  Please include disclosure in your amended filing indicating you have no or nominal assets or liabilities.  Additionally, disclose any contingent liabilities and commitments in sufficient detail, if any.

On page 4 and page 13, we have included disclosure that the trust has no assets or liabilities.

3.	We note your response to comment 8. Please provide us with a copy of the depositary agreement.

The depositary agreement has been filed as an exhibit to the Registration Statement.

4.
We note your responses to comments 9 and 10 that the interbank spot price is readily available and can be determined from multiple sources.  Please explain to us how an investor could locate and determine the interbank spot price.

As disclosed on page 39 of the Registration Statement, the depositor shall also create and maintain a page on Bloomberg which will provide intra-day indications on the current price per Gold Deposit Receipt.

5.	If you intend on relying on a reduced/modified reporting obligation, please explain your basis for such reliance.

As discussed with the Staff, we intend to rely on a modified reporting obligation.  The trust was created for the sole purpose of issuing the depositary receipts.  The trust will have no business or operations other than issuing the depositary receipts, which represent the interest of the holder of the depositary receipt to gold bullion.  The trust should not be viewed as a separate issuer for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Bank of Montreal, the sponsor of the trust, already is subject to reporting requirements under the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act.

Unlike other gold products, the trust is not a “managed” product nor is it an exchange-traded fund.  The trust will not, and the depositor will not, purchase or sell the trust’s gold bullion other than upon a request of a holder of a depositary receipt.  The trust will not enter into any derivatives or other transactions.  The trust is a passive entity that exists for the sole purpose of issuing the depositary receipts.  The depositary receipts are merely an instrument that represents a holder’s interest in gold bullion.

February 26, 2014
Page Three

As we have previously discussed with the Staff, each depositary receipt represents the entire and undivided interest in the underlying gold bullion; the trustee performs only clerical or ministerial services on behalf of the receipt holders; neither the trustee nor the depositor provides a guarantee or otherwise enhances the creditworthiness of the depositary receipt; the gold bullion is not considered an asset of either the trustee or the depositor.  The depositary receipts will not be listed or traded on a securities exchange.  There will be no developments to report on an annual report on Form 10-K or on quarterly reports on Form 10-Q, since the trust has no business or operations.  We propose to follow the approach employed in connection with the Merrill Lynch sponsored HOLDRs receipts—that is, the trust would file current reports on Form 8-K to disclose a material development and the prospectus would be updated or supplemented periodically in order to keep the prospectus current under Section 10 of the Securities Act.

Prospectus Cover Page

6.
We note your response to our prior comment 11 and your revised disclosure.  Please revise this page to identify BMO Capital Markets Corp. as the sole placement agent, and to explain that BMO Capital Markets Corp. will use reasonable best efforts to arrange for the sale of the receipts.  Refer to Item 501(b)(8) of Regulation S-K.

We have revised the disclosure on the prospectus cover page.

Principal Office, page 6

7.	We note your response to our prior comment 13 and your revised disclosure. Please revise to include a telephone number.

We have revised the disclosure to include a telephone number.

Risk Factors, page 13

8.	We note your response to comment 16 and the references to reduction in liquidity. Please clarify the specific liquidity that is being reduced.

We have revised the risk factor in order to clarify that a holder may not have liquidity in the event of a suspension of purchases or exchanges for Gold Bullion.

Custody of the Gold Bullion, page 35

February 26, 2014
Page Four

9.	We note your response to comment 24 and your revised disclosure. Please clarify how frequently the external auditor will audit the physical storage of the gold at the Mint.

We would like to discuss the audit requirement with the Staff in conjunction with discussing further the modified reporting requirements we refer to in the response to comment 5 above.

Physical Delivery, page 36

10.
We note your response to comment 25 and your revised disclosure.  Please identify the third-party service carrier and clarify whether the gold that you provide to the carrier will meet the same quality specifications as the gold held by the trust.  Also, to the extent the gold bullion is lost or damaged, please clarify if or how investors would be made whole.

We will supplementally provide the Staff with a copy of the current third-party service carrier arrangement.

We have revised the disclosure to indicate that the gold provided to the carrier will meet the same specifications as the gold held by the trust, and that a holder has recourse only to the carrier after delivery of gold is made by Bank of Montreal to the carrier.

Draft Tax Opinion

11.	Please either have the disclosure under the heading U.S. Federal Income Tax Consequences or here specifically state the tax opinion and attribute it to counsel.

We have revised the disclosure on page 45 to indicate that the tax consequences presented represent the opinion of Morrison & Foerster LLP.  We also have filed a tax opinion.

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We appreciate in advance your time and attention to this matter.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo